SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 9)*

                         United Retail Group, Inc.
                         -------------------------
                              (Name of Issuer)

            Units, each consisting of one share of Common Stock
                             ($.001 Par Value)
           and the right to purchase one one-hundredth of a share
                    of Preferred Stock ($.001 Par Value)
                       ------------------------------
                       (Title of Class of Securities)

                                 911380103
                               --------------
                               (CUSIP Number)

              Raphael Benaroya; c/o United Retail Group, Inc.,
                         365 West Passaic Street,
                  Rochelle Park, NJ 07662; (201) 909-2000
        -----------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             November 18, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

CUSIP NO. 911380103

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RAPHAEL BENAROYA

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

        (a)
        (b) X

3.      SEC USE ONLY

4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)

        SC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(E)                           [  ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.; ISRAEL

                       7.     SOLE VOTING POWER
                              2,464,437 UNITS
NUMBER OF
UNITS                  8.     SHARED VOTING POWER
BENEFICIALLY                  -0-
OWNED BY
REPORTING              9.     SOLE DISPOSITIVE POWER
PERSON                        2,464,437 UNITS

                       10.    SHARED DISPOSITIVE POWER
                              -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

        2,464,437 UNITS

12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                    [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18.5%

14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN



CUSIP No. 911380103

                 STATEMENT ON SCHEDULE 13D AMENDMENT NO. 9
                 -----------------------------------------
        (originally dated July 12, 1993, as amended to and including
                             November 18, 1999)

ITEM 1.   SECURITY AND ISSUER.

          Units, each consisting of one share of Common Stock, $.001 par value per share, of United Retail Group, Inc. (the "Issuer") and the right to purchase one one-hundredth of a share of Preferred Stock, $.001 par value per share, of the Issuer (a "Unit"). The Issuer's address is 365 West Passaic Street, Rochelle Park, NJ 07662

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) See Item 1 of the cover page for the name of the reporting person.

          (b) The business address of the reporting person is:

               c/o United Retail Group, Inc.
               365 West Passaic Street
               Rochelle Park, NJ  07662

          (c) The present principal occupation or employment of the reporting person is employee of the Issuer. The Issuer operates a chain of retail specialty stores selling large size women's apparel, accessories and footwear.

          (d) The reporting person has not been convicted in a criminal proceeding during the last five years.

          (e) The reporting person has not during the last five years been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

          (f) See Item 6 of the cover page for the citizenship of the reporting person.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On November 18, 1999, the reporting person purchased Units from the Issuer upon the exercise of the 1991 Performance Option to purchase 250,000 Units in full. The Board of Directors of the Company waived payment of the exercise price in cash. Instead, it permitted payment to be made by reducing the number of Units, 250,000, otherwise issuable upon exercise of the option by the number of Units having a fair market value on the date of exercise equal to the gross exercise price of $1,250,000. He purchased 121,794 Units net of the Units withheld. The option exercised was a nonqualified stock option under the Internal Revenue Code.

ITEM 4.   PURPOSE OF TRANSACTION.

          The reporting person purchased Units for investment.

          The reporting person has no plans or proposals that relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the exercise of additional employee stock options;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act (the "Act"); or

          (j) Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate number of Units beneficially owned by the reporting person, identifying Units which there is a right to acquire upon exercise of vested employee stock options, and the percentage of the Units owned beneficially by the reporting person are as follows:

                            Units
                            Under
          Outstanding       Vested        Total          %
          Units Owned       Options       Number      of Class
          -----------       -------       ------      --------
           2,299,731        164,706     2,464,437       18.5

          (b) The reporting person did not effect any transaction involving Units during the last 60 days except as stated under ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (c) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Units owned by the reporting person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Units purchased on November 18, 1999 by the reporting person (see, ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION) have been pledged to the Issuer to secure payment of a loan to him by the Issuer to finance the income taxes incurred by him in connection with the purchase. The loan made on November 18, 1999 was in the amount of $533,158. The loan extended on November 18, 1999 was consolidated with a previous loan extended to finance income taxes incurred in connection with the reporting person's exercise of an employee stock option on February 13, 1998. The consolidated loan has a principal amount of $2,416,437.52; provides for interest at the prime rate; has a term of four years and provides for full recourse.

          The reporting person's promissory note is incorporated herein by reference to Exhibit No. 1 hereto. A total of 899,719 Units has been pledged by the reporting person to secure payment of the consolidated note.

          The Employment Agreement, dated November 20, 1998, between the Issuer and the reporting person contains provisions that accelerate the exercisability of unvested employee stock options in the event of termination without cause, as defined in the Employment Agreement. In the event of termination without cause, unvested employee stock options to purchase 185,294 Units will become fully exercisable immediately. The Employment Agreement and the stock option agreements also provide for the acceleration of unvested options in the event of a change of control of the Issuer, as defined therein.

          The Employment Agreement is incorporated herein by reference to Exhibit No. 2 hereto.

ITEM 7.   MATERIAL FILED AS EXHIBITS.

          1. Promissory Note from Raphael Benaroya to the Issuer dated November 18, 1999.

          2. Employment Agreement, dated November 20, 1998, between the Issuer and Raphael Benaroya (filed on December 2, 1998).



SIGNATURE:

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement on
Schedule 13D Amendment No. 9 is true, complete and correct.

        Name                               Date
        ----                               ----

        RAPHAEL BENAROYA                   November 23, 1999
        ---------------------------
        Raphael Benaroya

Attention: Intentional misstatement or omissions of fact constitute federal criminal violations (see U.S.C. 1001).



                               EXHIBIT INDEX


Exhibit No.        Description
-----------        -----------
    1.             Promissory Note from Raphael Benaroya to the Issuer
                   dated November 18, 1999.

    2. Employment Agreement, dated November 20, 1998, between the Issuer and Raphael Benaroya (filed on December 2, 1998).